SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

        [X] Merger* (please see note below)
        [ ] Liquidation
	[ ] Abandonment of Registration
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ] Election of status as a Business Development Company
	(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

*Note: The Registrant consisted of five series, four of which were merged into the American Independence Funds Trust pursuant to an Agreement and Plan of Reorganization, and one of which was liquated.

2. Name of fund: FFTW Funds, Inc.

3. Securities and Exchange Commission File No: 811-5796

4. Is this an initial Form N-8F or an amendment to a previously filed
 Form N-8F?
        [ ] Initial Application      [X] Amendment

5. Address of Principal Executive Office
(include No. & Street, City, State, Zip Code):
	200 Park Avenue, 46th Floor
	New York, NY 10166

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Susan L. Silva
41 Madison Avenue, 30th Floor
New York, NY 10010
Telephone: (646) 230-0939

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

Vastardis Fund Services LLC
41 Madison Avenue, 30th Floor
New York, NY 10010
Telephone: (212) 243-4430

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):
	[X]  Management company;
	[ ]  Unit investment trust; or
        [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company
 (check only one):
	[X] Open-end      [ ] Closed-end

10. State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Fischer Francis Trees & Watts, Inc.
200 Park Avenue, 46th Floor
New York, NY  10166

Sub-adviser:
Fischer Francis Trees & Watts
2 Royal Exchange
London, EC3V 3RA

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI  53202

13. If the fund is a unit investment trust ("UIT") provide: Not Applicable

(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]Yes    [X] No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or
Abandonment of Registration?
      [X] Yes	[ ] No

If Yes, state the date on which the board vote took place:
January 8, 2008 for the Merger
May 1, 2008 for the Liquidation

If No, explain:
 (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger Liquidation or Abandonment of Registration?
	[X] yes		[ ] No

If Yes, state the date on which the shareholder vote took place:
Merger approvals:

May 9, 2008: U.S. Inflation-Indexed Portfolio and Global Inflation-Indexed Hedged Portfolio
June 13, 2008: Limited Duration Portfolio
November 21, 2008: International Portfolio

II. Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders
 in connection with the Merger or Liquidation?
	[X] Yes		[ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:
	Liquidation: May 8, 2008
	Mergers:
		-May 9, 2008: U.S. Inflation-Indexed Portfolio and Global Inflation-Indexed Hedged Portfolio
		-June 13, 2008: Limited Duration Portfolio
		-November 21, 2008: International Portfolio

(b) Were the distributions made on the basis of net assets?
	[X] Yes		[ ] No

(c) Were the distributions made pro rata based on share ownership?
	[X] Yes		[ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
	Were any distributions to shareholders made in kind?
	[ ] Yes		[ ] No
	If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
	Has the fund issued senior securities? Not Applicable
	[ ] Yes		[ ] No
	If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?
	[X] Yes		[ ] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ] Yes		[X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)
	[ ] Yes		[X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?
	[ ] Yes		[ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ] Yes		[X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

	(i) Legal expenses: $130,831.50
	(ii) Accounting expenses: $3,405.83
	(iii) Other expenses (list and identify separately): $100,081.09 Printing & Postage - $ 40,652.09
		Administration fees - $25,000.00
		Blue Sky Filing fees - $17,290.00
		Fidelity Fees - $12,000.00
		Proxy Solicitation - $3,475.00
		Nasdaq & CUSIP fees - $1,664.00
	(iv) Total expenses (sum of lines (i)-(iii) above): $234,318.42
(b) How were those expenses allocated?

	Amounts shown in Item 22(a) are the expenses attributable to the reorganization of the FFTW Funds, Inc. (the "Fund") and the final liquidation process of the Fund. At the time of the approval by the Board, the Fund had five active series; four of which were reorganized and one which was liquidated. All fees listed, except for the administration fee of $25,000 relate to the reorganization of the four series of the Fund. These reorganization fees were paid by the Fund's advisor and the acquiring funds' adviser; therefore, they were not allocated to the funds. The administration fee relates to the final process of closing the Fund subsequent to the reorganization and liquidation. This fee was allocated evenly by the number of series of the Fund and paid by the Fund.

(c) Who paid the expenses?
	Fischer Francis Trees & Watts, Inc., the adviser to the Fund, and American Independence Financial Services, LLC, the adviser of the acquiring funds of the American Independence Funds Trust paid the expenses related to the reorganization of the Fund ($209,318.42) and the administration fees ($25,000) were paid by the Fund.

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
	[ ] Yes		[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
	[ ] Yes		[X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[ ] Yes		[X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:
	American Independence Funds Trust

(b) State the Investment Company Act file number of the fund surviving the
Merger: 811-21757

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

SEC File Number: 811-05796
Accession Number: 0001206774-08-000837
Conformed Submission Type: DEF14A, definitive proxy statement
Filed: April 13, 2008

SEC File Number: 811-21757
Accession Number: 0001324443-08-000041
Conformed Submission Type: 485APOS, post-effective amendment
Filed: May 14, 2008

(d) If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.



VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the FFTW Funds, Inc., (ii) she is the Assistant Treasurer of the FFTW Funds, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



By:	/s/ Susan L. Silva
	Susan L. Silva
	Assistant Treasurer